UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

TAL International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

874083 10 8

(CUSIP Number)

TAL International Group

100 Manhattanville Road

Purchase, NY 10577-2135

Attention: Marc Pearlin

Vice President, General Counsel and Secretary

(914) 251-9000

Copy to:

Philip O. Brandes

Mayer Brown LLP

1675 Broadway

New York, NY 10019-5820

(212) 506-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,947,575

	8	Shared Voting Power 3,321,961 (1)(2)

	9	Sole Dispositive Power 2,947,575

	10	Shared Dispositive Power 3,321,961 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,947,575

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11) 8.78%(3)

14	Type of Reporting Person (See Instructions) PN

(1)   Resolute Fund Partners, LLC is the sole general partner of each of The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P. (collectively, the "Resolute Funds"), and, in such capacity, exercises investment discretion and control of the shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc. (the “Company”) directly owned by each of the Resolute Funds.  As such, this table includes:  (i) 2,947,575 shares held by The Resolute Fund, L.P.; (ii) 115,909 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 139,091 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 115,909 shares held by The Resolute Fund Netherlands PV II, L.P.; and (v) 3,477 shares held by The Resolute Fund NQP, L.P.

(2)   The Resolute Funds, Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively the ‘‘Edgewater Funds’’), and JZ Capital Partners Limited (“JZCP”) are parties to a stockholders agreement pursuant to which such stockholders have agreed to vote their respective shares of Common Stock in favor of the three nominees designated by The Resolute Funds, L.P. to the Company’s Board of Directors which is comprised of seven members.  The number of shares with shared voting power and shared dispositive power set forth in this Amendment No. 4 to Schedule 13D excludes: (i) an aggregate of 357,417 shares held by the Edgewater Funds; and (ii) 357,418 shares held by JZCP, as The Resolute Funds disclaim beneficial ownership of such shares.

(3)   Based on 33,567,883 shares of Common Stock outstanding on April 20, 2012.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Singapore PV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,909

	8	Shared Voting Power 3,321,961 (1)(2)

	9	Sole Dispositive Power 115,909

	10	Shared Dispositive Power 3,321,961 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,909

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11) 0.35%(3)

14	Type of Reporting Person PN

(1)           See Footnote (1) above.

(2)           See Footnote (2) above.

(3)           See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Netherlands PV I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 139,091

	8	Shared Voting Power 3,321,961 (1)(2)

	9	Sole Dispositive Power 139,091

	10	Shared Dispositive Power 3,321,961 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 139,091

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11) 0.41%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Netherlands PV II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,909

	8	Shared Voting Power 3,321,961 (1)(2)

	9	Sole Dispositive Power 115,909

	10	Shared Dispositive Power 3,321,961 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,909

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11) 0.35%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund NQP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,477

	8	Shared Voting Power 3,321,961 (1)(2)

	9	Sole Dispositive Power 3,477

	10	Shared Dispositive Power 3,321,961 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11) 0.01%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons Resolute Fund Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,321,961 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,321,961 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,321,961

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11) 9.90%(3)

14	Type of Reporting Person OO

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

The information set forth herein regarding percentages of beneficial ownership is based upon 33,567,883 shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc., a Delaware corporation (the “Company”) outstanding on April 20, 2012.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 26, 2005 (the “Statement”), as further amended and supplemented by Amendment No. 1 to the Statement filed with the SEC on April 12, 2011, Amendment No. 2 to the Statement filed with the SEC on April 15, 2011 and Amendment No. 3 to the Statement filed with the SEC on March 6, 2011 as follows:

ITEM 2.  Identity and Background

Item 2 of the Statement is deleted in its entirety and replaced with the following:

This Amendment No. 4 is being filed by The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) and Resolute Fund Partners, LLC, the beneficial owner of shares of Common Stock held directly by the Resolute Funds (together with the Resolute Funds, the “Reporting Persons”).

Resolute Fund Partners, LLC is a Delaware limited liability company with its principal office at 767 Fifth Avenue, 48th Floor, New York, New York 10153.

Each of the Resolute Funds is a Delaware limited partnership with its principal office at 767 Fifth Avenue, 48th Floor, New York, New York 10153.

The Resolute Funds are managed by The Jordan Company, L.P.  Resolute Fund Partners, LLC is the sole general partner of each of the Resolute Funds, and, in such capacity, exercises investment discretion and control of the shares of Common Stock directly owned by each of the Resolute Funds.  Jonathan F. Boucher, A. Richard Caputo, Jr., John W. Jordan II, Adam E. Max, Brian J. Higgins, Douglas J. Zych, Thomas Quinn and David W. Zalaznick are each a member of Resolute Fund Partners, LLC.  Messrs. Boucher, Caputo, Jordan, Max, Higgins, Zych, Quinn and Zalaznick are each a citizen of the United States.  Their business address is 767 Fifth Avenue, 48th Floor, New York, New York 10153. The present principal occupation of each is as a member of Resolute Fund Partners, LLC.

Each of Messrs. Boucher, Caputo, Jordan, Max, Higgins, Zych, Quinn and Zalaznick may be deemed to share beneficial ownership of the shares of Common Stock as a result of their position or affiliation with Resolute Fund Partners, LLC and/or The Jordan Company, L.P.  Each of Messrs. Boucher, Caputo, Jordan, Max, Higgins, Zych, Quinn and Zalaznick disclaims such beneficial ownership.

Each of the Reporting Persons and the persons named in this Item 2 has not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Resolute Funds, Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively the ‘‘Edgewater Funds’’) and JZ Capital Partners Limited (“JZCP”) are parties to a stockholders agreement (as amended, the “Stockholders Agreement”) pursuant to which such stockholders have agreed to vote their respective shares of Common Stock in favor of the nominees designated by The Resolute Funds, L.P. to the Company’s Board of Directors..  The Reporting Persons disclaim beneficial ownership of shares of Common Stock owned by the Edgewater Funds and JZCP.  The Reporting Persons are making this separate filing in accordance with Rule 13d-1(k)(2) under the Exchange Act, and are solely responsible for the information contained in this separate filing.  The Reporting Persons believe that the other parties to the Stockholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

The Stockholders Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on March 27, 2012 as Exhibit 10.1 and is incorporated into this Item 2 by reference.

ITEM 4.  Purpose of Transaction

Item 4 of the Statement is deleted in its entirety and replaced with the following:

On May 3, 2012, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the several selling stockholders specified therein, including the Resolute Funds (the “Selling Stockholders”) and Goldman, Sachs & Co. (the “Underwriter”), with respect to the offer and sale by the Selling Stockholders of an aggregate of

5,000,000 shares (the “Firm Shares”) of the Common Stock to the Underwriters in connection with an underwritten public offering (the “Offering”). On May 8, 2012, the Selling Stockholders completed the offer and sale of the Firm Shares to the Underwriters.  Of the Firm Shares, (i) 3,650,882 shares were sold by The Resolute Fund, L.P., (ii) 143,566 shares were sold by The Resolute Fund Singapore PV, L.P., (iii) 172,279 shares were sold by The Resolute Fund Netherlands PV I, L.P., (iv) 143,566 were sold by The Resolute Fund Netherlands PV II, L.P. and (v) 4,307 shares were sold by The Resolute Fund NQP, L.P.  Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common Stock.

Under the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriters not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 75 days from May 3, 2012, except with the prior written consent of the Underwriters or other specified exception.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2012 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

Subject to the restrictions discussed above, the Resolute Funds may sell additional shares of Common Stock in the future, but have no present plans to do so.

ITEM 5.  Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

As of the date hereof (and after giving effect to the Offering), the Resolute Funds beneficially own the number and percentage of shares of Common Stock then issued and outstanding listed opposite its name:

Reporting Person(a)	Amount beneficially owned	Percent of class(b)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote(c)	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
The Resolute Fund, L.P.	2,947,575	8.78	2,947,575	3,321,961	2,947,575	3,321,961
The Resolute Fund Singapore PV, L.P.	115,909	0.35	115,909	3,321,961	115,909	3,321,961
The Resolute Fund Netherlands PV I, L.P.	139,091	0.41	139,091	3,321,961	139,091	3,321,961
The Resolute Fund Netherlands PV II, L.P.	115,909	0.35	115,909	3,321,961	115,909	3,321,961
The Resolute Fund NQP, L.P.	3,477	0.01	3,477	3,321,961	3,477	3,321,961

(a)          The Resolute Funds are managed by The Jordan Company, L.P.  Resolute Fund Partners, LLC, the general partner of each of the Resolute Funds, exercises investment discretion and control over the shares held by the Resolute Funds.  Each of Messrs. Boucher, Caputo, Higgins, Jordan, Max, Quinn, Zalaznick and Zych may be deemed to share voting and investment power over the shares owned by the Resolute Funds as a result of their position or affiliation with Resolute Fund Partners, LLC and/or The Jordan Company, L.P.  Each such individual disclaims beneficial ownership of the shares owned by the Resolute Funds.

(b)         Based on 33,567,883 shares of Common Stock outstanding on April 20, 2012.

(c)          The Resolute Funds, the Edgewater Funds and JZCP are parties the Stockholders Agreement pursuant to which such stockholders have agreed to vote their respective shares of Common Stock in favor of the three nominees designated by The Resolute Fund, L.P. to the Board of Directors of the Company which is comprised of seven members.  For purposes of this Amendment No. 4, the Resolute Funds disclaim beneficial ownership of shares of Common Stock owned by the Edgewater Funds and JZCP.  As such, this table excludes: (i) an aggregate of 357,417 shares owned by the Edgewater Funds; and (ii) 357,418 shares owned by JZCP, in each case, after giving effect to the Offering.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Items 4 and 6 of this Amendment No. 4 are hereby incorporated by reference in response to this Item 6.

ITEM 7.     Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated May 8, 2012, by and among the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 2012

The Resolute Fund, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Singapore PV, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Netherlands PV I, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Netherlands PV II, L.P
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund NQP, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

Resolute Fund Partners, LLC

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 4 to the Statement on Schedule 13D, and any subsequent amendments thereto, to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 8th day of May, 2012.

The Resolute Fund, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Singapore PV, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Netherlands PV I, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Netherlands PV II, L.P
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund NQP, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member

Resolute Fund Partners, LLC

By:	/s/ A. Richard Caputo, Jr.
Name:	A. Richard Caputo, Jr.
Title:	Authorized Member